THOMAS E. BOCCIERI, ESQ.

561 Schaefer Avenue

Oradell, New Jersey 07649-2517

201-983-2024

Fax 201-265-6069

May 5, 2006

Mary K. Fraser, Esq. and Ms. Keira Ino

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

450 Fifth Street, N. W.

Washington, D. C. 20549

Re:

Timberline Resources Corporation.

FORM 10SB/Amendment Number 2

Your File Number 000-51549

Dear Mses. Fraser and Ino:

On behalf of the above-named Registrant, in response to your letter dated April 5, 2006 (the “Comment Letter”), I hereby submit the above referenced Amendment officially filed via EDGAR.

To facilitate your review of the Amendment and for ease of understanding, I am responding herein to each of the general comments contained in the Comment Letter and have numbered the paragraphs below to correspond to the comment numbers in the Comment Letter.

#1 – Regarding Basic and Diluted Net Loss Per Share

The disclosure for basic and diluted net loss per share has been revised in both the notes to the September 30, 2005 financial statements as well as those for the December 31, 2005 financial statements. The disclosure has been expanded to separate the three types of anti-dilutive equity instruments (options, warrants, shares under beneficial conversion).  Further the notes have been corrected to include the options (892,500) that were outstanding at both September 30, 2004 and December 30, 2004.

To further clarify the outstanding options, we have included a table in the notes at September 30, 2005 showing the changes to option for the years ended September 30, 2004 and 2005.

Frasier and Ino /Timberline Resources Corporation

May 5, 2006

#2 –Convertible Debt

The balance sheet, statement of operations and statement of cash flows at September 30, 2005 and December 31, 2005 have been corrected to show the fair value of the derivative netted against the carrying value of the debt.  This had no net income effect; however the amortization of the derivative was changed from “debt issuance cost” to “amortization of discount on convertible debt”.  The amortization method was also changed.  Originally the derivative was being amortized using the straight-line method.  The Company is now utilizing the effective interest method for the September 2005 loan and a modified interest method for the December 2005 loan.  The modified interest method is materially the same as the effective interest method.  The note disclosures for September 30, 2005 and December 31, 2005 have been revised to reflect these changes.

Very truly yours,

/s/ Thomas E. Boccieri

THOMAS E. BOCCIERI

Enclosure

TEB:ml

cc:

Stephen Goss

John Swallow

John Webster

Marie Vanover